550 West Adams Street

Suite 900

Chicago, IL 60661

+1 312-384-8000

www.inteliquent.com

July 29, 2016

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel

Courtney Lindsay

Re:	Inteliquent, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 001-33778

Ladies and Gentlemen,

Inteliquent, Inc. (the “Company”) respectfully submits the following response to the comment raised in the letter to the Company, dated July 20, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).

For your convenience, the Company’s response is set forth under the Staff’s comment, which has been reproduced below in italics.

Item 1. Business

Intellectual Property, Page 13

We note the importance of your intellectual property to your business (e.g. risk factor on page 25). In future filings, please disclose the duration of all your material patents pursuant to Item 101(c)(1)(iv) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company notes that its first granted patent referenced in the Form 10-K expires on March 27, 2030 and its second granted patent referenced in the Form 10-K expires on August 18, 2031. Furthermore, the Company confirms that it will disclose the duration of all of its material patents in future filings.

Securities and Exchange Commission

July 29, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 384-8090.

Sincerely,

/s/ Richard L. Monto

Richard L. Monto